UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 000-11486

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

UNION CENTER NATIONAL BANK

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.

2455 Morris Avenue

Union, New Jersey 07083-0007

 Required Information

The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

2

Union Center National Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2013 and 2012

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

3

Report of Independent Registered Public Accounting Firm

To Audit Committee of Center Bancorp, Inc, and

The Compensation Committee and participants of the Union Center National Bank

401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP
Philadelphia, Pennsylvania
June 30, 2014

4

Report of Independent Registered Public Accounting Firm

To Audit Committee, Plan Administrator

and participants of the Union Center National Bank

401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
July 1, 2013

5

Union Center National Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Investment contract with insurance company	$1,054,981	$1,032,461
Insurance company pooled separate accounts	4,614,915	3,755,744
Center Bancorp, Inc. common stock	3,704,850	2,049,539
	9,374,746	6,837,744
Notes receivable from participants	184,643	129,396
Money market and checking accounts	31,026	28,070
Other receivable	8,690	–
Net assets available for benefits	$9,599,105	$6,995,210

See the accompanying notes to the financial statements.

6

Union Center National Bank 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available For Benefits

	Year Ended December 31,
	2013	2012
Investment income:
Net appreciation in fair value of mutual funds	$–	$175,581
Net investment gain from pooled separate accounts	761,204	263,379
Net appreciation of investments in Center Bancorp, Inc. common stock	1,376,637	306,242
Interest and dividends	48,517	80,871
Total investment income	2,186,358	826,073

Interest income on notes receivable from participants	5,047	4,276

Contributions:
Participants	576,861	533,400
Employer	275,765	342,985
Rollovers	13,457	40,202
Total contributions	866,083	916,587

Deductions:
Benefits paid to participants	450,038	244,365
Administrative and other expenses	3,555	32,426
Total deductions	453,593	276,791

Net increase in net assets available for benefits	2,603,895	1,470,145

Net assets available for benefits, beginning of year	6,995,210	5,525,065

Net assets available for benefits, end of year	$9,599,105	$6,995,210

See the accompanying notes to the financial statements.

7

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan, as amended, (the “Plan”) is a 401(k) plan covering all eligible employees of Union Center National Bank (the “Company”, “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company’s Compensation Committee (“Committee”), which is a committee of the board of directors of the Company. The Committee has overall responsibility for the operation and administration of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the board of directors.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first available entry date after date of hire. For employer matching contributions, employees must have completed one year of service for participation as of the first anniversary of their hire date provided they complete at least 1,000 hours of service during the 12 month period beginning on their first day of employment.

Participant Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation, subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

Employer Contributions

On January 1, 2013, the Company implemented a 3% non-elective safe harbor contribution for eligible employees. Prior to 2013, the Company made matching contributions to the Plan. For the year ended December 31, 2012, the Company’s contribution was $1.00 for each $1.00 of a participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan. The Plan also allows for profit sharing contributions by the Company. No profit sharing contributions were made for the years ended December 31, 2013 and 2012.

Vesting

A participant is fully vested at all times in his or her contributions and earnings, including unrealized income or losses thereon, and in employer safe harbor contributions and income thereon. Employer matching and profit sharing contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer matching and profit sharing contributions and earnings, including unrealized appreciation, depreciation or losses thereon.

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

8

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contribution and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Investments are participant-directed. For 2013 and 2012, investment options include a varied selection of pooled separate accounts, investment in insurance contracts and Center Bancorp, Inc. common stock.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Company.

Forfeitures

Any amounts not vested upon the termination of a participant may be used to make future employer safe harbor contributions. At December 31, 2013 and 2012, forfeited non-vested accounts amounted to $21,157 and $8,956, respectively.

Notes receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her vested account balance, or $50,000. Loans must be fully repaid through payroll deductions within five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1/2 percentage point. Interest rates ranged from 3.25% to 8.25% at December 31, 2013.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense in the statement of changes in net assets available for benefits.

9

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210 and ASC 962-325, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The statement of net assets available for benefits presents the fair value of the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis, which approximates fair value.

Payment of Benefits

Benefit payments to participants are recorded when paid. Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, the participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in the plan until the participant’s normal or early retirement date.

New Accounting Standard

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments were applied prospectively and were effective for annual periods beginning on or after January 1, 2012. The Plan adopted this standard in 2012 which did not materially impact the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

3.	Investment Contracts with Insurance Company

Prior to 2011 the Plan entered into a fully benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. In October of 2011 the Plan entered into a contract with Northeast Retirement Services (“NRS”) to provide the same services and expand on product offerings to employees, as these features were not provided by Nationwide, and the Nationwide contract was terminated. In June 2012, the Plan entered into a contract with ING and terminated the contract with NRS.

The ING Fixed Account is available through a group funding contract issued by ING Life Insurance and Annuity Company (ILIAC). The Fixed Account is an obligation of ILIAC’s general account which supports all of the company’s insurance and annuity commitments. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund.

10

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

3.	Investment Contracts with Insurance Company (continued)

The variable funds are pooled separate accounts that invest directly in designated mutual funds or, in some cases, collective investment trusts. The separate account owns and holds the underlying mutual fund or collective trust shares which are valued daily at their net asset values (NAV). Plans and participants hold “units of participation” in the separate account. The “accumulation unit value” (AUV) is the value of each unit in the separate account and the separate account is valued daily as the number of accumulation units held multiplied by the AUV. The AUV is first established when a new fund starts (typically the beginning AUV is $10.00) and is then determined daily based on the net asset value of the shares of the underlying fund, the fund’s dividends and the contract’s separate account charges.

4.	Investments

The individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
Description	2013	2012

ING Fixed Account (investment contract with insurance company)	$1,054,981	$1,032,461
Center Bancorp, Inc. common stock	3,704,850	2,049,539
ING Solution 2025	–	737,527
ING U.S. Stock Index Portfolio	–	410,663
Voya Solution 2025 Portfolio	670,816	–
Voya U.S. Stock Index Portfolio	592,329	–

During 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in fair value as follows:

	Years Ended December 31,
	2013	2012

Mutual Funds	$–	$175,581
Insurance company pooled separate accounts	761,204	263,379
Center Bancorp, Inc. common stock	1,425,154	306,242
Total appreciation	$2,186,358	$745,202

5.	Fair Value Measurements

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurement", which provides the framework for measuring fair value. That framework provides the fair value hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2: Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (for example, supported with little or no market activity).

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

11

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

5.	Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2013 or 2012.

•	Common stocks: Valued at the closing price reported on the active market on which the identical individual securities are traded.

•	Investment contract with insurance company: Valued at contract value, which approximates fair value.

•	Pooled separate accounts: Valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value.

The value of the Fixed Account investment contract with the insurance company is determined by the daily crediting of interest which is subject to minimum contractual guarantees. The Fixed Account does not have a maturity date. Investment transfers to and from the Fixed Account, and withdrawals to pay participant benefits (as defined in the contract, which include participant retirement, severance from employment, death, disability, hardship, loan, or in-service withdrawals after age 59 1/2) are made at book (i.e. “contract”) value. Non-benefit surrenders (which are defined in the contract as payments to participant, other than those noted above) from the Fixed Account would either be paid as a single payment, which has been adjusted by a market value adjustment (MVA) or paid in installments as elected by the contract holder. To determine the single payment amount, the total Fixed Account balance of the participant is multiplied by the MVA. The MVA is calculated as defined in the contract, based on the rate of a 7-year Treasury bond for the week prior to surrender and the median declared interest rate communicated monthly for their class of contract, as of the date of surrender. The credited interest, account balance and formulas upon which payments may be based are observable through the contract and related communications. Fund balances are provided on statements and on the insurance company’s website.

The unit value of the pooled separate account is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The observable inputs are unadjusted quoted prices for identical assets in an active market, which is defined as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as noted in the table below. Due to the nature of these securities, there are no unfunded commitments or redemption restrictions.

-	Equity funds objectives are for long-term rates of return from a diversified portfolio of common stock.

-	Target funds seek to provide capital appreciation and income consistent with the asset allocation.

-	Balanced funds seek to provide capital appreciation and current income resulting in a high total investment return consistent with prudent investment risk and a balanced investment approach.

-	Fixed income funds objectives are for long-term rates of return consistent with preserving capital.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Insurance company pooled separate accounts:
Equity funds	$2,108,981	$–	$2,108,981	$–
Target funds	1,747,085	–	1,747,085	–
Balanced funds	542,030	–	542,030	–
Fixed Income Funds	216,819	–	216,819	–
Investment contract with insurance company	1,054,981	–	1,054,981	–
Common stock	3,704,850	3,704,850	–	–
Total	$9,374,746	$3,704,850	$5,669,896	$–

	Assets at Fair Value as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Insurance company pooled separate accounts:
Equity funds	$1,378,503	$–	$1,378,503	$–
Target funds	1,632,218	–	1,632,218	–
Balanced funds	524,933	–	524,933	–
Fixed Income Funds	220,090	–	220,090	–
Investment contract with insurance company	1,032,461	–	1,032,461	–
Common stock	2,049,539	2,049,539	–	–
Total	$6,837,744	$2,049,539	$4,788,205	$–

6.	Tax Status

The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

13

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

7.	Related Party Transactions

ING Life Insurance and Annuity Company, the investment and service provider for the Plan, manages certain Plan investments, which include pooled separate accounts and an investment contract with an insurance company. The Plan maintains a checking account at the Company and invests in Center Bancorp, Inc. common stock, the parent corporation of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

8.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in various investment securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

The Plan also holds investments in Center Bancorp, Inc.’s common stock and accordingly, Plan participants’ accounts that hold shares of Center Bancorp, Inc.’s common stock are exposed to market risk in the event of a significant decline in the value of such stock. At December 31, 2013 and 2012, the Plan held shares totaling 197,487 and 176,990 shares, respectively.

9.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their employer contributions and will be entitled to full distribution of such amounts.

10.	Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2012, the Plan reimbursed excess contributions to certain participants during 2012. As of December 31, 2012, net assets available for benefits included approximately $30,447, due to certain active participants for excess deferral contributions. Such contributions were included in benefit distributions when they were paid.

There were no excess contributions to participants for the year ended December 31, 2013 due to the non-elective safe harbor contribution provisions established on January 1, 2013. The addition of the safe harbor provisions has eliminated the need for the average deferral percentage non-discrimination test in 2013. In conjunction with the addition of the safe harbor contribution, the matching contribution was changed to a discretionary match and a discretionary profit sharing contribution subject to general non-discrimination testing was added.

14

Supplemental Schedule

Union Center National Bank 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

(Line 4i of Schedule H to the 2013 Form 5500)

EIN: 22-1342912 - Plan Number: 002

December 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral Par or Maturity Date	Cost	Value
*	Insurance Company Pooled Separate Accounts:
	American Funds	American Funds New Perspective Fund	(1)	$8,321
	American Funds	American Funds Washington Mutual Investors FundSM	(1)	15,107
	Black Rock	BlackRock Equity Dividend Fund	(1)	71,475
	Eagle	Eagle Small Cap Value Fund	(1)	2,251
	Franklin	Franklin Growth Fund	(1)	102,400
	Franklin	Franklin Small Cap Value Fund	(1)	3,345
	MFS	MFS Aggressive Growth Allocation Fund	(1)	11,520
	MFS	MFS Conservative Allocation Fund	(1)	211,832
	MFS	MFS Growth Allocation Fund	(1)	239,279
	MFS	MFS International Value Fund	(1)	3,136
	MFS	MFS Moderate Allocation Fund	(1)	330,198
	Oppenheimer	Oppenheimer Developing Market Fund	(1)	8,919
	PIMCO	PIMCO Foreign Bond Fund	(1)	5,320
	PIMCO	PIMCO Real Return Fund	(1)	81,544
	Ridgeworth	RidgeWorth Total Return Bond Fund	(1)	5,704
	Victory	Victory Established Value Fund	(1)	1,742
	Massachusetts	Massachusetts Investors Trust	(1)	6,574
	VY	VY Clarion Real Estate Portfolio	(1)	24,932
	VY	VY T. Rowe Capital Appreciation Portfolio	(1)	9,006
	Voya	Voya International Index Portfolio	(1)	242,410
	Voya	Voya Large Cap Growth Portfolio	(1)	57,412
	Voya	Voya MidCap Opportunities Portfolio	(1)	50,051
	Voya	Voya Money Market Fund	(1)	12,842
	Voya	Voya Russell Mid Cap Index Portfolio	(1)	395,351
	Voya	Voya Russell Small Cap Index Portfolio	(1)	250,579
	Voya	Voya Solution 2015 Portfolio	(1)	366,211
	Voya	Voya Solution 2025 Portfolio	(1)	670,816
	Voya	Voya Solution 2035 Portfolio	(1)	340,535
	Voya	Voya Solution 2045 Portfolio	(1)	238,419
	Voya	Voya Solution 2055 Portfolio	(1)	33,516
	Voya	Voya Solution Income Portfolio	(1)	97,588
	Voya	Voya U.S. Bond Index Portfolio	(1)	124,251
	Voya	Voya U.S. Stock Index Portfolio	(1)	592,329
	Investment Contract with Insurance Company:
	ING	ING Fixed Account	(1)	1,054,981
	Common Stock:
*	Center Bancorp, Inc.	Common stock	(1)	3,704,850
*	Stifel Nicolaus	Cash: General Money Market Fund	(1)	13
*	Union Center National Bank	Cash: General Money Market Fund	(1)	36,532
	Mid Atlantic Trust	Mid Atlantic Master Cash	(1)	3,171
*	Participant Loans	Interest rate 3.25% to 8.25%	(1)	184,643
				$9,599,105

* Party-in-interest.

(1) Not required for participant-directed investments.

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Center National Bank 401(k) Profit Sharing Plan

By:	/s/ Francis R. Patryn
June 30, 2014	Senior Vice President, Comptroller and Chief Financial Officer
Union Center National Bank

16

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (2013) – BDO USA, LLP

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm (2012) – ParenteBeard LLC

17